DAVID M. LOEV, ATTORNEY AT LAW
                         6300 WEST LOOP SOUTH, SUITE 280
                              BELLAIRE, TEXAS 77401
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                October 26, 2006

Michele M. Anderson                                             VIA FED-EX
Division of Corporate Finance                                   -----------
United States Securities and Exchange Commission               AND VIA EDGAR
Mail Stop 3720                                                 --------------
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3810

Re:     Data Call Technologies, Inc.
        Amendment No. 2 to Form SB-2
        Filed September 18, 2006
        File No. 333-131948

Dear Ms. Anderson:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated September 28, 2006, Data Call Technologies, Inc., formerly, Data Call Technologies ("Data Call," "we," us") has the following responses:

AMENDMENT NO. 2 TO FORM SB-2
----------------------------

GENERAL
-------

1. WE NOTE THAT IN JULY 2006 YOU OFFERED AND SOLD 2 MILLION SHARES OF COMMON STOCK AND 200,000 WARRANTS TO LEE-TZU LIN, AND THAT THE SHARES OF COMMON STOCK HELD BY MR. LIN HAVE BEEN INCLUDED IN THE REVISED FEE TABLE AND SELLING SECURITY HOLDERS TABLE IN THIS REGISTRATION STATEMENT. WITH CITATION TO RELEVANT NO-ACTION LETTERS, CASE LAW, REGULATIONS, AND INTERPRETIVE GUIDANCE, PLEASE PROVIDE US WITH A DETAILED ANALYSIS OF YOUR BASIS FOR RELYING ON SECTION 4(2) OF THE SECURITIES ACT TO OFFER AND SELL SECURITIES TO MR. LIN, PARTICULARLY IN
LIGHT  OF  THE  FACT  THAT  THE  TRANSACTION  TOOK  PLACE  WHILE  YOU  WERE  IN
REGISTRATION. YOUR ANALYSIS SHOULD FOCUS UPON THE NUMEROUS INDICIA FOR DETERMINING WHETHER A TRANSACTION DOES NOT INVOLVE A PUBLIC OFFERING. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

RESPONSE:

     In connection with your comments to question 1, above and previous telephone conversations we have had with your office, we have decided to remove the Lee-Tzu Lin shares and warrants from the registration statement and the amended registration statement has been revised accordingly.


PROSPECTUS  SUMMARY
-------------------

2. TO THE EXTENT YOU RETAIN THE SHARES TO BE SOLD BY MR. LIN ON THIS REGISTRATION STATEMENT, PLEASE REVISE THE SEVENTH PARAGRAPH TO CLARIFY THAT THE REGISTRATION STATEMENT ALSO INCLUDES THE 2 MILLION SHARES SOLD TO MR. LIN IN JULY 2006.

RESPONSE:

     As stated in response 1, above, we have removed the Lee-Tsu Lin shares and warrants from the registration statement.


3. AS REQUESTED BY OUR PRIOR COMMENT 3, PLEASE DISCLOSE IN THE SUMMARY SECTION THE NUMBER OF PAYING CLIENTS YOU HAVE AS OF THE MOST RECENT DATE PRACTICABLE.

RESPONSE:

     We have disclosed the information you requested under the paragraph which begins "We believe that the Direct Lynk System has a variety of uses "


RISK  FACTORS
-------------

"WE  MAY  HAVE  POTENTIAL  LIABILITY  FOR  SHARES  OF  COMMON  STOCK
--------------------------------------------------------------------

4. REVISE THIS RISK FACTOR TO CLARIFY THAT YOU ALSO POTENTIALLY VIOLATED FEDERAL AND STATE SECURITIES LAWS WHEN YOU ATTEMPTED A PRIVATE PLACEMENT OF SHARES TO SAYDA HERNANDEZ, AS SUGGESTED ON PAGE 28. ALSO DISCLOSE THAT MS. HERNANDEZ ACCEPTED AN OFFER OF RESCISSION OF HER PURCHASE OF 200,000 SHARES FOR $20,000 AS A RESULT OF THE POSSIBLE VIOLATIONS OF STATE AND FEDERAL SECURITIES LAWS.

RESPONSE:

     We have added additional disclosure to the risk factor regarding the Sayda Hernandez Settlement Agreement and the fact that the Settlement was accepted because of our potential violations of state and federal securities laws as you requested.

"OUR  CHIEF  FINANCIAL  OFFICER  FILED  FOR  CHAPTER  7  BANKRUPTCY  ."
-----------------------------------------------------------------------

5. REMOVE FROM THE RISK FACTOR THE MITIGATING STATEMENT: "WE DO NOT BELIEVE THAT THE FACT THAT MR. MOSLEY PERSONALLY FILED FOR BANKRUPTCY HAS ANY EFFECT ON, OUR OPERATIONS OR ON MR. MOSLEY'S ABILITY TO EFFECTIVELY PERFORM SERVICES AS OUR CHIEF FINANCIAL OFFICER" INSTEAD, YOU MAY INCLUDE THIS DISCLOSURE IN ANOTHER LOCATION IN THE REGISTRATION STATEMENT.

RESPONSE:

     We have removed the mitigating statement from the risk factor as you have requested.


USE  OF  PROCEEDS
-----------------

6. TO THE EXTENT YOU RETAIN THE SHARES TO BE SOLD BY MR. LIN ON THIS REGISTRATION STATEMENT, REVISE THE NEW DISCLOSURE APPEARING IN THIS SECTION TO CLARIFY THAT YOU CANNOT PROVIDE ANY ASSURANCE THAT HE WILL EXERCISE THE WARRANTS AND YOU WILL RECEIVE $100,000.


RESPONSE:

     As stated above, we have removed the Lee-Tsu Lin shares from the registration statement.


BUSINESS  OPERATIONS
--------------------

7. AS REQUESTED BY OUR PRIOR COMMENT 8, PLEASE EXPAND YOUR DISCLOSURE OF YOUR AGREEMENTS WITH MAGICBOX AND SCALA. WE NOTE THAT YOU MENTION ON PAGE 28 THAT YOU HAVE DEALER AGREEMENTS WITH MAGICBOX AND SCALA, AMONG OTHERS, BUT THAT YOU HAVE NOT SUMMARIZED THE MATERIAL TERMS OF THOSE AGREEMENTS.

RESPONSE:

     We have revised the Registration Statement to remove the reference to the Scala dealer agreement, as we do not have a dealer agreement with Scala, but instead have an informal understanding with Scala to refer each other clients and services, which is not in written form. We also have a purchase order with Scala, who purchases the use of our Direct Lynk Messenger System, which is mentioned in the list of our paying customers. Additionally, as of our last amended filing, the agreement with MagicBox has been rescinded, and as such, the disclosures relating to the MagicBox agreement have been removed from the registration statement.

8. WE NOTE THAT YOU HAVE FILED A SAMPLE RE-SELLER AGREEMENT AS EXHIBIT 10.13 TO YOUR REGISTRATION STATEMENT. IN YOUR RESPONSE LETTER, PLEASE CONFIRM, IF TRUE, THAT THERE ARE NOT MATERIAL VARIATIONS IN THE AGREEMENTS WITH YOUR RE-SELLERS, AND THAT THE DISCLOSURE OF PARTICULAR PROVISIONS IN A RE-SELLER AGREEMENT IS NOT NECESSARY TO AN INVESTOR'S UNDERSTANDING OF THE AGREEMENT. ALTERNATIVELY, FILE THE ACTUAL RE-SELLER AGREEMENTS AS EXHIBITS TO THE REGISTRATION STATEMENT.

RESPONSE:

     Data Call confirms that while each of the re-seller agreements vary between their specific terms and provisions, there are no material variations in such agreements which would require such individual agreements to be disclosed for an investor's understanding of the agreements.

Material  Contracts
-------------------

9. ON PAGE 30 OF YOUR REGISTRATION STATEMENT, YOU REFERENCE A CREATIVE CONTENT AGREEMENT WITH ARIAMEDIA, TO THE EXTENT YOU ARE SUBSTANTIALLY DEPENDENT ON THIS AGREEMENT, PLEASE FILE THAT AGREEMENT AS AN EXHIBIT WITH YOUR REGISTRATION
STATEMENT PURSUANT TO ITEM 601(B)(10) OF REGULATION S-B OR TELL US WHY YOU BELIEVE YOU ARE NOT REQUIRED TO DO SO. FURTHERMORE, SUMMARIZE THE TERMS OF THE AGREEMENT WITH ARIAMEDIA, INCLUDING THE NATURE OF THE SERVICES THAT WILL BE PROVIDED TO YOUR COMPANY, THE FEES OWED IN EXCHANGE FOR THOSE SERVICES AND THE
DURATION  OF  THE  AGREEMENT.

RESPONSE:

     The description of the Creative Content agreement with Ariamedia in the amended Registration Statement has been corrected to refer to such agreement as only a Letter of Intent. We have also revised the registration statement to disclose the material terms of the Letter of Intent with Ariamedia, the fact that the nature of the services to be provided assuming that Data Call enters into a final agreement with Ariamedia has not been defined yet and filed such Letter of Intent as Exhibit 10.14 to the amended registration statement.


10.  WE  HAVE  CONSULTED YOUR AGREEMENTS FILED AS EXHIBITS 10.7 AND 10.9 THROUGH
10.15.  PLEASE  REVISE  TO  ADDRESS  THE  FOLLOWING:


     - SUMMARIZE THE EVENTS OF DEFAULT AND UPI'S REMEDIES UPON DEFAULT, AS SET FORTH IN SECTIONS 13 AND 16 OF THE AGREEMENT WITH UNITED PRESS INTERNATIONAL;

RESPONSE:

     Sections 13 and 16 of the UPI agreement have been summarized in the amended filing as you requested.

     -    DISCLOSE  THAT  UPON  TERMINATION  OF  THE  AGREEMENT  WITH  UPI,  ALL
          PAYMENTS  THAT  HAVE  ACCRUED  ARE  PAYABLE  WITHIN  30  DAYS;

RESPONSE:

     The information you requested has been added to the description of the UPI agreement in the amended filing.

     - SUMMARIZE THE PAYMENT TABLES SET FORTH IN EXHIBIT F OF THE AGREEMENT WITH TRAFFIC.COM, AND PROVIDE EXAMPLES OF HOW THE PAYMENT
          SCHEDULES  WILL  WORK  IN  PRACTICE;

RESPONSE:

     We have summarized the payment tabled in the amended filing, and have also provided an example of how much would be required to be paid by a customer under such payment table and how much of such payment Data Call would receive.

     -    RE-FILE  YOUR  AGREEMENT  WITH  TEXAS  DIGITAL  SYSTEMS  TO  DISCLOSE
          THE-  FIGURES  OMITTED  FROM  PARAGRAPH  4  OF  THAT  AGREEMENT;  AND

RESPONSE:

     We have refiled the Texas Digital Systems agreement with the pricing information clearly redacted and added language regarding the fact that such information has been omitted pursuant to a request for confidential treatment, and such information, including the omitted confidential information has been filed separately.

     - EXPAND THE DISCUSSION IN THE REGISTRATION STATEMENT OF YOUR AGREEMENT WITH TEXAS DIGITAL BY, FOR EXAMPLE, DISCLOSING THE TYPES OF PRODUCTS AND SERVICES THAT YOU WILL BE RE-SELLING ON BEHALF OF TEXAS DIGITAL, OR AS ANOTHER EXAMPLE, SUMMARIZING HOW YOUR AGREEMENT TO RE-SELL TEXAS DIGITAL'S PRODUCTS FITS INTO YOUR PRIMARY STRATEGY OF ENTERING INTO AGREEMENTS WITH COMPANIES IN ORDER TO DISTRIBUTE YOUR OWN PRODUCTS TO END USERS.

RESPONSE:

     The agreement with Texas Digital is solely in place to take advantage of synergies between Texas Digital's hardware and our software, as described in the amended filing.

     We have also added the additional disclosure that you requested regarding Texas Digitals products.

     THESE ARE MERELY EXAMPLES. YOU SHOULD EXPAND YOUR SUMMARY OF EACH MATERIAL AGREEMENT TO DISCUSS THE MATERIAL TERMS OF EACH AGREEMENT AND FILE EACH AGREEMENT IN ITS ENTIRETY.

RESPONSE:

     We believe that we have summarized each of the material terms of the agreements disclosed in the amended Registration Statement as you have requested.

                              Yours very truly,

                              /s/ John S. Gillies
                              --------------------------
                              John S. Gillies,
                              Associate